Exhibit (a)(1)(B)

MESSAGE TO ALL ELIGIBLE OPTIONHOLDERS

Date: August 11, 2009

Dear ICx Optionholders,

I am pleased to announce that ICx officially launched a voluntary one-time stock option exchange program today. After careful consideration, ICx’s Board of Directors determined that it would be in the best interests of the company and its stockholders to approve an option exchange program to allow eligible employees who received certain stock option grants the opportunity to exchange those options for a lesser number of replacement stock options with an exercise price equal to the greater of $5.00 per share or the closing price of our common stock on the new option grant date (expected to be September 8, 2009). Jessica Bartlow, our Director of Intracompany Relations, will be sending a follow-up note to you with further guidance.

Please review these materials carefully so that you can make an informed decision on whether or not to participate in the program. You are encouraged to consult a financial advisor in order to determine the appropriate decision for your particular circumstances. If, after reviewing the materials, you still have questions about the stock option exchange program, please contact Jessica Bartlow at (703) 678-2111.

Yours sincerely,

Colin Cumming

President and Chief Executive Officer